Lang Michener LLP
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December 12, 2006

BY COURIER & FILED BY EDGAR
MAIL STOP: 4-06

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Ms. Kathleen Collins, Branch Chief

Dear Sirs/Mesdames:

Photochannel Networks, Inc.
Form 20-F for Fiscal Year Ended September 30, 2005
Filed March 30, 2006
SEC File No. 000-30148

We write on behalf of Photochannel Networks, Inc. (the “Company” or “Photochannel”) in response to the Staff’s letter of September 14, 2006 signed by Ms. Kathleen Collins, Branch Chief of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 20-F for fiscal year ended September 30, 2005 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a draft Amendment No. 1 to the Registration Statement on Form 20-F (as revised, the “Form 20-F/A1”).

In addition to the Form 20-F/A1, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Form 20-F/A1.

We enclose for Staff’s reference one clean copy of the Form 20-F/A1, complete with the amended Auditors’ Report and certifications. We also enclose blacklined copies of the amended Auditor’s Report and Section 302 Certifications for your reference.

Auditors’ Report, page 55

1. We note the auditor’s opinion refers to generally accepted accounting standards applicable in Canada. Pursuant to the PCAOB’s Auditing Standard No. 1 (AS 1), the auditor’s opinion should state compliance with the standards of the Public Company Accounting Oversight Board (PCAOB). Tell us how the auditor’s opinion included in your filing complies with the guidance in AS1.

In response to the Staff’s comments, the Company advises that the failure to reference the standards of the Public Company Accounting Oversight Board was an oversight on the part of the Company’s auditors. The Company confirms that such audits were in fact conducted in compliance with the standards of the Public Company Accounting Oversight Board. The Form 20-F/A1 includes the amended Auditors’ Report which makes reference to the fact that the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board.

2. Tell us how you considered the requirement to include a signed audit opinion in accordance with Rule 2.02(a) of Regulation S-X.

In response to Staff’s comments, the Company has included a manually signed audit opinion in accordance with Rule 2.02(a) of Regulation S-X.

Certifications Required by Section 302 of Sarbanes-Oxley Act of 2002 and SEC Rule 33-8124

3. We note that you refer to internal control over financial reporting in paragraph 4 of your Section 302 Certifications and you also included paragraph 4(b), despite the fact that you are not yet required to comply with Section 404 of the Sarbanes Oxley Act. Tell us what consideration you have given to the guidance in SEC Release 34-47986 when choosing to reference the Company’s internal control over financial reporting in your Section 302 Certifications.

In response to Staff’s comments, the Company has amended the Section 302 Certifications of Peter David Fitzgerald, Chief Executive Officer and John Robert Chisholm, Chief Financial Officer, of the Form 20-F in order to remove reference to the Company’s internal control over financial reporting as outlined in introductory paragraph 4 and subparagraph 4(b). The reference in the Form 20-F to internal control over financial reporting was inadvertent and the Form 20-F/A1 includes amended Certifications that do not contain such reference.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 691-7446.

Yours truly,

/s/ Michael H. Taylor
for and on behalf of:

Cory Kent
for Lang Michener LLP

CHK/mjf
Encls.